UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under
the Securities Exchange Act of 1934
For the month of December 2020
Commission File
No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

7-1,
Marunouchi
2-chome,
Chiyoda-ku
Tokyo
100-8330,
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or
will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F
    X
    Form
40-F

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):

THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM
F-3
(NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EXHIBITS

Exhibit	Description

99(a)	Financial Review and Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended September 30, 2020

99(b)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of September 30, 2020

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxomony Extension Schema Document

101.CAL	Inline XBRL Taxomony Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxomony Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxomony Extension Label Linkbase Document

101.PRE	Inline XBRL Taxomony Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 29, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Deputy Head of Corporate Administration Division